December 30, 2025

Claude Maraoui
Chief Executive Officer, President and Director
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

       Re: Journey Medical Corporation
           Draft Registration Statement on Form S-3
           Submitted December 30, 2025
           CIK No. 0001867066
Dear Claude Maraoui:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   David S. Wolpa, Esq.